

October 12, 2012

<u>Via E-Mail</u>
Patrick S. Carter
Chief Executive Officer
808 Renewable Energy Corporation
5011 Argosy Avenue, Suite 4
Huntington Beach, CA 92649

> **Re:** **808 Renewable Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed October 5, 2012**
> **File No. 333-184319**

Dear Mr. Carter:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form in that it does not contain consolidated interim financial statements covering the first six months of your financial year as required by Item 11(e) of Form S-1. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Christopher A. Wilson, Esq.
        Wilson & Oskam, LLP